SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Liquidia Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

53635D202
(CUSIP Number)

David Johnson
Caligan Partners LP
590 Madison Avenue
New York, NY 10022
(646) 859-8204

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53635D202	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Caligan Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,360,945 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,360,945 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,360,945 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 53635D202	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON David Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 106,132 shares of Common Stock underlying director stock options
	8	SHARED VOTING POWER 10,360,945 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 106,132 shares of Common Stock underlying director stock options
	10	SHARED DISPOSITIVE POWER 10,360,945 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,360,945 shares of Common Stock 106,132 shares of Common Stock underlying director stock options
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 53635D202	SCHEDULE 13D/A	Page 4 of 7 Pages

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons used a total of approximately $36,832,728 (including brokerage commissions) to acquire the Common Stock reported herein. The source of the funds used to acquire the Common Stock reported herein was the working capital of the Caligan Fund. The director stock options reported herein were acquired by Mr. Johnson for his services rendered to the Issuer as a member of the Issuer's board of directors.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On December 14, 2023, funds managed by Caligan acquired 1,117,318 shares (“Offering Shares”) of Common Stock at a price of $7.16 per Offering Share upon the completion of the Issuer’s public offering of shares of Common Stock pursuant to the Issuer's Prospectus (the “Prospectus”), filed pursuant to Rule 424(b)(2) with the Securities and Exchange Commission (the “SEC”) on December 12, 2023 (the “Offering”).

In connection with the Offering, Caligan and Mr. Johnson each entered into a lock-up agreement (collectively, the "Offering Lock-Up Agreement") with the underwriters of the Offering that restrict their ability to sell or transfer their shares of Common Stock or any securities convertible into or exchangeable or exercisable for shares of Common Stock for a period of not less than 90 days after the date of the Prospectus (as defined in the underwriting agreement entered into by the Issuer in connection with the Offering) without the prior written consent of the representatives of the underwriters that participated in the Offering, subject to certain exceptions.

The foregoing summary of the Offering Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Offering Lock-Up Agreement. A copy of the form of the Offering Lock-Up Agreement is attached hereto as Exhibit F and is incorporated herein by reference.

CUSIP No. 53635D202	SCHEDULE 13D/A	Page 5 of 7 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5 (a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages set forth in this Schedule 13D are based upon 68,390,915 shares of Common Stock, as reported in the Issuer's Prospectus, after giving effect to the completion of the Offering, as described in the Prospectus, and assumes the exercise of the director stock options granted to Mr. Johnson.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Other than as disclosed in Items 4 and 6, no transactions in the Common Stock were effectuated by the Reporting Persons during the past sixty (60) days.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplanted by the addition of the following:

The Reporting Person's response to Item 4 in this Amendment No. 2 is incorporated by reference into this Item 6.

Mr. Johnson has received and currently holds 106,132 nonstatutory director stock options exercisable (subject to vesting conditions) for 106,132 shares of Common Stock. Mr. Johnson is deemed to hold the securities for the benefit of funds and accounts managed by Caligan.

CUSIP No. 53635D202	SCHEDULE 13D/A	Page 6 of 7 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit F:	Form of Lock-Up Agreement (incorporated by reference to Form of Lock-Up Agreement filed as an exhibit to the Underwriting Agreement, filed as Exhibit 1.1 of the Form 8-K, filed by the Issuer on December 14, 2023).

CUSIP No. 53635D202	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2023

CALIGAN PARTNERS LP

By:	/s/ David Johnson
Name:	David Johnson
Title:	Managing Partner

/s/ David Johnson
DAVID JOHNSON